                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                            The MicroCap Fund, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   594949  0
                                  -----------
                                 (CUSIP Number)


                              Eric A. Stern, Esq.
                                Latham & Watkins
                         1001 Pennsylvania Avenue, N.W.
                                   Suite 1300
                            Washington, D.C.  20004


                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                  May 17, 1996
                                  ------------

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: /___/

Check the following box if a fee is being paid with the statement:  /___/

                               Page 1 of 31 Pages

                          Exhibit Index is on Page 18

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Geller & Friend Capital Partners, Inc.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

        Not Applicable

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
        California

                                                     7)  SOLE VOTING POWER
                                                         Not Applicable
NUMBER OF                                            8)  SHARED VOTING POWER
SHARES                                                   Not Applicable
BENEFICIALLY                                         9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                                            Not Applicable
REPORTING
PERSON WITH                                         10)  SHARED DISPOSITIVE POWER
                                                         Not Applicable


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Not Applicable


12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Not Applicable

14)  TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Marshall Geller

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          Not Applicable

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
          United States


                                                        7)  SOLE VOTING POWER
                                                            Not Applicable
NUMBER OF                                               8)  SHARED VOTING POWER
SHARES                                                      Not Applicable
BENEFICIALLY                                            9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                                               Not Applicable
REPORTING
PERSON WITH                                            10)  SHARED DISPOSITIVE POWER
                                                            Not Applicable

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Not Applicable


12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Not Applicable

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ROBERT M. PERGAMENT

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
          UNITED STATES


                                                        7)  SOLE VOTING POWER
                                                            Not Applicable

NUMBER OF                                               8)  SHARED VOTING POWER
SHARES                                                      23,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                                           9)  SOLE DISPOSITIVE POWER
REPORTING                                                   Not Applicable
PERSON WITH
                                                       10)  SHARED DISPOSITIVE POWER
                                                            23,000 (See Item 5)


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          23,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GERALD B. CRAMER

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                          ----
                                                                     (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          UNITED STATES


                                                        7)  SOLE VOTING POWER
                                                            Not Applicable

NUMBER OF                                               8)  SHARED VOTING POWER
SHARES                                                      66,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                                           9)  SOLE DISPOSITIVE POWER
REPORTING                                                   Not Applicable
PERSON WITH
                                                       10)  SHARED DISPOSITIVE POWER
                                                            66,000 (See Item 5)


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          66,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          INGLESIDE COMPANY

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)   / X  /
                                                                           ----
                                                                    (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
        NEW YORK

                                                   7)  SOLE VOTING POWER
                                                       Not Applicable

NUMBER OF                                          8)  SHARED VOTING POWER
SHARES                                                 40,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                                      9)  SOLE DISPOSITIVE POWER
REPORTING                                              Not Applicable
PERSON WITH
                                                  10)  SHARED DISPOSITIVE POWER
                                                       40,000 (See Item 5)


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          40,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9% (See Item 5)

14)  TYPE OF REPORTING PERSON

          PN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EDWARD J. ROSENTHAL

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          UNITED STATES

                                                        7)  SOLE VOTING POWER
                                                            Not Applicable

NUMBER OF                                               8)  SHARED VOTING POWER
SHARES                                                      12,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                                           9)  SOLE DISPOSITIVE POWER
REPORTING                                                   Not Applicable
PERSON WITH
                                                       10)  SHARED DISPOSITIVE POWER
                                                            12,000 (See Item 5)


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.56% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GOODNESS GARDENS INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
        NEW YORK

                                                   7)  SOLE VOTING POWER
                                                       Not Applicable

NUMBER OF                                          8)  SHARED VOTING POWER
SHARES                                                 5,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                                      9)  SOLE DISPOSITIVE POWER
REPORTING                                              Not Applicable
PERSON WITH
                                                  10)  SHARED DISPOSITIVE POWER
                                                       5,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.23% (See Item 5)

14)  TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CRAMER ROSENTHAL MCGLYNN, INC.

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)   / X  /
                                                                           ----
                                                                    (b)

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          NOT APPLICABLE

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)  CITIZENSHIP OR PLACE OR ORGANIZATION
        NEW YORK

                                                   7)  SOLE VOTING POWER
                                                       Not Applicable

NUMBER OF                                          8)  SHARED VOTING POWER
SHARES                                                 146,000 (See Item 5)
BENEFICIALLY
OWNED BY EACH                                      9)  SOLE DISPOSITIVE POWER
REPORTING                                              Not Applicable
PERSON WITH
                                                  10)  SHARED DISPOSITIVE POWER
                                                       146,000 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          146,000 (See Item 5)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9% (See Item 5)

14)  TYPE OF REPORTING PERSON

          IA

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert L. Priddy

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          United States

                                                           7)  SOLE VOTING POWER
                                                               128,600
NUMBER OF                                                  8)  SHARED VOTING POWER
SHARES                                                         4,000
BENEFICIALLY                                               9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                                                  128,600
REPORTING
PERSON WITH                                               10)  SHARED DISPOSITIVE POWER
                                                               4,000


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          150,100 (INCLUDING 17,500 COMMON STOCK ISSUABLE UPON
          CONVERSION OF PREFERRED STOCK)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN
     SHARES                                                               /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael S. Falk

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   OURCE OF FUNDS

          PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          United States

                                                        7)  SOLE VOTING POWER
                                                            23,500
NUMBER OF                                               8)  SHARED VOTING POWER
SHARES                                                      10,000
BENEFICIALLY                                            9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                                               23,500
REPORTING
PERSON WITH                                            10)  SHARED DISPOSITIVE POWER
                                                            10,000

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,625 (including 7,125 Common Stock issuable upon conversion of preferred stock)

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.4%

14)  TYPE OF REPORTING PERSON

          IN

                                  SCHEDULE 13D

CUSIP No. 594949 0

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Commonwealth Associates

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  / X  /
                                                                           ----
                                                                     (b)  /____/

3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       /____/

6)   CITIZENSHIP OR PLACE OR ORGANIZATION
          New York

                                                        7)  SOLE VOTING POWER
                                                            10,000
NUMBER OF                                               8)  SHARED VOTING POWER
SHARES                                                      Not Applicable
BENEFICIALLY                                            9)  SOLE DISPOSITIVE POWER
OWNED BY EACH                                               10,000
REPORTING
PERSON WITH                                            10)  SHARED DISPOSITIVE POWER
                                                            Not Applicable


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 (including 3,000 Common Stock issuable upon conversion of preferred stock)


12)   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES  /____/

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.57%

14)   TYPE OF REPORTING PERSON

          BD

Schedule 13D

          Pursuant to Rule 13d-2 and on behalf of Geller & Friend Capital Partners, Inc., Marshall Geller, Robert M. Pergament, Gerald B. Cramer, Ingleside Company, Robert L. Priddy, Edward J. Rosenthal, Goodness Gardens Inc., Cramer Rosenthal McGlynn, Inc., Michael S. Falk and Commonwealth Associates (the "Reporting Persons"), we hereby file with the Securities and Exchange Commission via EDGAR Amendment No. 2 to Schedule 13D filed by the Reporting Persons which amends the Schedule 13D filed April 9, 1996 relating to the Common Stock of MicroCap Fund, Inc.

Item 1.   Security and Issuer

          No Change

Item 2.   Identity and Background

          No Change

Item 3.   Source and Amount of Funds or Other Consideration

          No Change

Item 4.   Purpose of Transaction

          The Reporting Persons plan to nominate individuals for Board of Directors. The Reporting Persons believe such nominees would support actions to increase shareholder value and reduce the discount between the market price of the Common Stock and its net asset value per share, including such material actions as a change in the dividend policy of the Company, converting the fund to an open-end fund, liquidation of a material amount of the Company's assets, and a merger, reorganization or liquidation of the Company.

          The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by him. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

          The Reporting Persons submitted a request for a special meeting of the stockholders to the Board of Directors ("Meeting Request"), attached hereto as Exhibit IV and incorporated herein by reference, on behalf of stockholders entitled to cast more than one third of the votes at the meeting with proposals to amend the bylaws of the Company, remove all current directors of the Company and to vote upon the election of new directors of the Company.

          Kamal Mustafa ("Mustafa"), the Chairman and Chief Executive Officer (collectively, the "CEO") of the Company has initiated conversations with the Reporting Persons during which Mustafa has described the various investments the Company has entered into during his tenure as CEO and expressed his desire and plan to liquidate the Company.

          The Reporting Persons support the liquidation of the Company in a way that maximizes the return to stockholders on a prompt basis. In order to achieve an efficient and orderly liquidation in the best interests of the stockholders, the Reporting Persons believe it is necessary to appoint an independent committee comprised of two of the Reporting Persons and an independent third party to oversee the liquidation.
          The Reporting Persons also believe that it is in the best interests of the stockholders that the current directors of the Company resign and Mustafa resigns as Chairman and Chief Executive Officer. The Reporting Persons notified the Board of Directors of the preceding proposals and outlined similar and additional actions in a Letter to the Board of Directors ("Letter I") of the Company attached hereto as
          Exhibit III and incorporated herein by reference.

          To date, neither Mustafa nor the Board of Directors has acknowledged the Meeting Request. In the Company's May 9 press release, it announced that it had adopted some type of plan of liquidation, however the Company also stated its intention to hire present management in connection with such liquidation. This should be unacceptable to the stockholders and does not implement the proposals of the Reporting Persons detailed in Letter I. In light of Mustafa's and the Company's position, the Reporting Persons have delivered a Second Letter to the Board of Directors ("Letter II") of the Company, attached hereto as Exhibit IV and incorporated herein by reference, setting forth the above comments, stating the Reporting Persons' intent to proceed with the adoption of such proposals at a special meeting of stockholders (unless the Company first enters into a binding agreement to implement such proposals) and demanding that the Board of Directors set a special meeting date.

          Except as disclosed in this Item 4 and previously disclosed in the prior Schedule 13D filed by the Reporting Persons, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Item (a) through (j) of the instructions of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          No Change

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          No Change

Item 7.   Material to be Filed as Exhibits:

          Agreement of joint filing pursuant to Rule 13d(1)-f promulgated under the Securities Exchange Act of 1934, as amended.

          Second Letter to the Board of Directors

          Letter to the Board of Directors

          Request for a special meeting of the stockholders

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:


Dated:  May 17, 1996

                              /s/ Marshall Geller
                         Marshall Geller


                         GELLER & FRIEND CAPITAL PARTNERS

                              By: /s/ Marshall Geller
                                        Marshall Geller


                              /s/ Robert M. Pergament
                         Robert M. Pergament


                              /s/ Gerald B. Cramer
                         Gerald B. Cramer


                         CRAMER ROSENTHAL MCGLYNN, INC.


                         By: /s/ Gerald B. Cramer
                                  Gerald B. Cramer

                         INGLESIDE COMPANY


                         By: /s/ Barry Gray
                              Barry Gray


                              /s/ Edward J. Rosenthal
                         Edward J. Rosenthal


                         GOODNESS GARDENS INC.


                              By: /s/ Edward J. Rosenthal
                                        Edward J. Rosenthal


                                  /s/ Robert L. Priddy
                         Robert L. Priddy

                              /s/ Michael S. Falk
                         Michael S. Falk


                         COMMONWEALTH ASSOCIATES


                              By: /s/ Michael S. Falk
                                         Michael S. Falk

                                 EXHIBIT INDEX


EXHIBIT             DESCRIPTION           PAGE

           Agreement of joint filing        21
I          pursuant to Rule 13d(1)-f
           promulgated under the
           Securities Exchange Act of
           1934, as amended


II         Request for a special            29
           meeting of the stockholders


III        Letter to the Board of           26
           Directors

IV         Second Letter to the Board       23
           of Directors


                                                                      SCHEDULE I


                        EXECUTIVE OFFICERS AND DIRECTORS

                          No Change

                                                                     SCHEDULE II


                             TRANSACTIONS IN COMMON
                                    STOCK OF
                            THE MICROCAP FUND, INC.
                            BY EACH REPORTING PERSON

                                   No Change

                                                            EXHIBIT I

                           AGREEMENT OF JOINT FILING


          Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission Amendment No. 2 to the Statement on Schedule 13D (the "Amendment") to which this Agreement is attached as an exhibit, and agree that such Amendment, as so filed, is filed on behalf of each of them.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated:  May 17, 1996

                                    GELLER & FRIEND CAPITAL
                                      PARTNERS, INC.


               Marshall Geller      By: /s/ Marshall Geller


                                        /s/ Marshall Geller
                                              Marshall Geller


                                    /s/ Robert M. Pergament
                                    Robert M. Pergament


                                    CRAMER ROSENTHAL MCGLYNN, INC.


               Gerald B. Cramer     By: /s/ Gerald B. Cramer


                                    /s/ Gerald B. Cramer
                                         Gerald B. Cramer


                                    INGLESIDE COMPANY


               Barry Gray           By: /s/ Barry Gray


                                    /s/ Edward J. Rosenthal
                                         Edward J. Rosenthal

                                    GOODNESS GARDENS INC.


               Edward Rosenthal     By: /s/ Edward J. Rosenthal


                                        /s/ Robert L. Priddy
                                              Robert L. Priddy


                                    COMMONWEALTH ASSOCIATES


               Michael S. Falk      By: /s/ Michael S. Falk

                                        /s/ Michael S. Falk
                                              Michael S. Falk

                                                        EXHIBIT IV

                                  May 17, 1996



BY MESSENGER
- ------------

The Board of Directors and Secretary
 of The MicroCap Fund, Inc.
575 Fifth Avenue
37th Floor
New York, New York 10801

Gentlemen:

          As you know, we are the holders of in excess of 15% of the outstanding equity securities of The MicroCap Fund, Inc. (the "Company" or the "Fund"). In recent weeks, we and other stockholders have made no secret of our great dissatisfaction with the Company's operating performance both on a current and historical basis. In our public filings and in the associated conversations with officers of the Company, we have made clear that dramatic changes were required.

          Against that backdrop, we were not surprised by the Board's May 9 announcement that it had adopted some type of a "plan of liquidation." Unfortunately, neither we nor any of the Company's other public stockholders have yet been given the opportunity to review that "plan"; put bluntly, we have great fear that this latest "attempt" to enhance stockholder value will end up as yet another tactic that advances the interests of the Company's existing managers at the expense of the stockholders.

          Accordingly, this letter will officially confirm that the stockholders of the Company entitled to cast more than one-third of the votes who on May 6 forwarded to the Company's Secretary a request for a special meeting of stockholders have not withdrawn that request; indeed, the signatories to this
                  ---
letter believe that the Board's half-hearted liquidation "plan" requires that a meeting be convened to replace the members of that Board. Thus, we renew our request that the Company promptly inform us of the place, date and time of such special meeting.

          Let us briefly make the following points with respect to recent developments affecting the Company:

          1.   The Board's Inadequate "Plan of Liquidation."  While at first
               -------------------------------------------
blush the Board's purported commitment to a "plan of liquidation" may sound attractive and similar to our proposal to liquidate the Fund, upon closer study of the Company's announcement the inadequacies and dangers of that "plan" become apparent.

          To begin with, the Board has, of course, not deigned to share with its public stockholders the details of that plan. Thus, we don't know: whether the Company's course is irrevocable; how long those supervising the liquidation are given to carry out their tasks; and, most important, whether the Company managers who have run the Company so poorly in recent months and years are to be permitted to play material roles in that liquidation (and to receive additional compensation for liquidating what they operated so badly). Stockholders are buying and selling the Company's securities while being kept in the dark with respect to these vital questions.

          What little the Company said in its May 9 press release worries us, to say the least. For example, the Company stated that, notwithstanding the Fund's horrible performance under incumbent management, it may nonetheless "seek to engage" those managers after their resignations to perform unspecified services
                       -----
for unstated compensation. Put most simply, the liquidation should be conducted under the supervision of persons completely independent of those incumbent managers and also under new directors who clearly represent the stockholders.

          We could continue, but suffice it to say that this half-hearted "plan" is not likely to satisfy the stockholders of the Company who have so long suffered the poor stewardship of their investments. A more aggressive, independently supervised plan is required.

          2.   Our Proposals.  We reiterate the proposals that we made to you in
               -------------
our letter forwarding the request for a special meeting. We ask that the Board commit itself to the four-point plan we have suggested, which calls for: (a) an irrevocable commitment to liquidation of the Fund, with the immediate distribution of 75% of the Company's available cash as a return of capital; (b) the resignation of the entire Board; (c) the prompt liquidation of the Company's investments under a special committee of three of the new directors (including one director completely independent of the undersigned); and (d) a liquidating trust mechanism to permit the pursuit of legal actions on the Company's behalf.

          3.   Our Willingness to Negotiate in Good Faith.  We also confirm the
               ------------------------------------------
point made in our earlier letter about our willingness to negotiate details in good faith: although our insistence upon a prompt, irrevocable liquidation conducted without the involvement of the Company's incumbent managers or current Board is non-negotiable, any other detail of our plan is subject to discussion.

          To that end, representatives of the undersigned late last week and earlier this week attempted to contact both Mr. Mustafa and the Company's outside directors to initiate a dialogue. Mr. Mustafa refused to meet with us, which is perhaps not surprising in light of his track record. But we were shocked to learn that our May 6 letter, and the accompanying request for special meeting, were neither forwarded to the outside directors nor considered at the Board's May 9 meeting. If that is true, it is hard to comprehend how the members of the Board could have adopted their liquidation "plan" at that meeting on a fully informed basis. We have taken the liberty of including additional copies of the May 6 materials for the review of the members of the Board.

                                   * * * * *

The Board of Directors and Secretary
 of The MicroCap Fund, Inc.
Page 25
May 17, 1996

          Again, we emphasize our willingness to negotiate; we and our counsel are standing by to meet with authorized representatives of the Company. We also emphasize, however, that without a written agreement to the contrary, the demand for a special meeting still stands.

          Let us conclude with the observation that, to us, "the handwriting is on the wall." Since we filed our Schedule 13D protesting the Company's poor operating results, numerous stockholders have offered strong support for our positions and proposals. We firmly believe that any election contest will in fact be no contest at all.

          Accordingly, we urge you to negotiate with us to implement a "real" plan of liquidation, with real teeth in it, so that the Company's stockholders can take the remaining value of their investment out of the Company's hands and put it to better use without delay.

All inquiries from the Company or any director of the Company should be directed to our counsel or Marshall Geller.


                         Yours sincerely,

                         GELLER & FRIEND CAPITAL PARTNERS, INC.
                         MARSHALL GELLER
                         ROBERT M. PERGAMENT
                         GERALD B. CRAMER
                         THE INGLESIDE COMPANY
                         ROBERT L. PRIDDY
                         EDWARD J. ROSENTHAL
                         GOODNESS GARDENS INC.
                         CRAMER ROSENTHAL McGLYNN, INC.
                         MICHAEL S. FALK
                         COMMONWEALTH ASSOCIATES

The Board of Directors and Secretary
 of The MicroCap Fund, Inc.
Page 26
May 17, 1996


                                                                     EXHIBIT III
                                                                     -----------

                                  May 6, 1996


BY OVERNIGHT DELIVERY
- ---------------------


To the Board of Directors of
     The MicroCap Fund, Inc.


Gentlemen:

          Delivered with this letter is a request for a special meeting of the stockholders of The MicroCap Fund, Inc. (the "Company"). In accordance with the applicable requirements of Section 2-502 of the Maryland General Corporation Law and the Company's by-laws, the request has been executed by stockholders entitled to cast at least 25 percent of all the votes entitled to be cast at the meeting. As you will see, the requesting stockholders are seeking to remove and replace the Company's incumbent directors and to effect certain changes to the Company's by-laws.

          We regret the need for this step, but the Company's horrific economic performance, combined with the Board's indifferent response to it, leave us no choice. It seems clear to us that, absent dramatic action by the Company's stockholders, a continuation of the disastrous status quo is inevitable.

          Nonetheless, we hope to avoid a prolonged and expensive election contest -even though we are confident that our side would prevail. In the hope of averting the expenditures of time and effort that such a battle would entail, we propose that the Board commit itself to the following four-point plan; if it does so, we would be willing to suspend our request for a special meeting, and to attempt to persuade the other requesting stockholders to support that suspension.

          Our plan involves the following:

               1. Commitment to Orderly Liquidation.  The Company would
                  ---------------------------------
               irrevocably commit itself to an orderly liquidation of its investment positions, with the Company dissolving and the net proceeds of that liquidation distributed to the Company's stockholders. The Company

The Board of Directors and Secretary
 of The MicroCap Fund, Inc.
Page 27
May 17, 1996

               would immediately dividend out 75 percent of the available cash assets of the Company to the stockholders as a return of capital.

               2. Change of Board Composition.  The incumbent members of the
                  ---------------------------
               Board would each resign, and would prior to such resignation elect to a majority of the vacancies designees of the undersigned. Independent directors would also be elected, ensuring compliance with all legal requirements. In addition, Kamal Mustafa would resign as Chairman and Chief Executive Officer of the Company.

               3. Supervision of Liquidation.  The liquidation would be
                  --------------------------
               supervised by a special committee comprised of two of the newly elected Board members who are designated by the undersigned, and a third independent party.

               4. Liquidating Trust Mechanism.  The establishment of a
                  ---------------------------
               liquidating litigation trust under the control of an independent trustee, the assets of which would the Company's claims against third parties (including Commonwealth Associates). This trust mechanism would help ensure that any meritorious claims of the Company could be vigorously pursued, notwithstanding the liquidation. The Company's existing stockholders would, of course, be the beneficiaries of the liquidating trust.

          In addition, we would be willing to consider appropriate releases and other transitional assistance for members of the Company's management; given the Company's regrettable performance in recent years, the last thing it needs is to squander its remaining assets on divisive litigation.

                                   * * * * *

          We hope you will endorse this plan and work toward its prompt implementation. We stress that any matter of detail is negotiable. The plan's basic core is, however, unchangeable: the Company must be liquidated, and the incumbent directors and management must go.

          We and our counsel are standing by to meet with you at your earliest convenience. If you reject our plan, please apprise us of the selected special meeting date as promptly as practicable.

                         Yours sincerely,

The Board of Directors and Secretary
 of The MicroCap Fund, Inc.
Page 28
May 17, 1996


                         GELLER & FRIEND CAPITAL PARTNERS, INC.
                         MARSHALL GELLER
                         ROBERT M. PERGAMENT
                         GERALD B. CRAMER
                         THE INGLESIDE COMPANY
                         ROBERT L. PRIDDY
                         EDWARD J. ROSENTHAL
                         GOODNESS GARDENS INC.
                         CRAMER ROSENTHAL McGLYNN, INC.
                         MICHAEL S. FALK
                         COMMONWEALTH ASSOCIATES

The Board of Directors and Secretary
 of The MicroCap Fund, Inc.
Page 29
May 17, 1996

                                                                 EXHIBIT II

                   CALL OF SPECIAL MEETING OF STOCKHOLDERS OF
                            THE MICROCAP FUND, INC.



The MicroCap Fund, Inc.
575 Fifth Avenue
37th Floor
New York, New York 10801

Attention:  Secretary of The MicroCap Fund, Inc.

          We, the undersigned, are the record holders of, and are entitled to vote at a meeting of the stockholders of The MicroCap Fund, Inc., a Maryland corporation (the "Company"), the number of shares specified below of the common stock, $0.01 par value per share (the "Common Stock"), of the Company, and/or of the Series A Convertible Preferred Stock, $0.01 par value per share (the "Preferred Stock"), of the Company. The undersigned stockholders are the record holders of shares of the Company's capital stock entitled to cast at least 25 percent of the votes entitled to be cast at any meeting of the Company's stockholders, and are the record holders of at least 25 percent of the outstanding capital stock of the Company entitled to vote at any such meeting. Pursuant to Article II, Section 2 of the Bylaws of the Company (the "Bylaws") and Section 2-502 of the Maryland General Corporation Law, as amended (the "Corporation Law"), we do hereby request that the secretary of the Company call a special meeting of the stockholders of the Company (the "Special Meeting") to be held on such date and at such time and place as shall be specified as provided in the Bylaws, for the purposes of considering and voting upon the following proposals:

I. PROPOSALS RELATING TO THE REMOVAL OF THE CURRENT DIRECTORS OF THE COMPANY AND THE ELECTIONS OF NOMINEES

     1. To amend and replace Article III, Section 4 of the Bylaws in its entirety to provide as follows:

               "Section 4.  Removal.  Any director may be removed from office,
                            -------
          either with or without cause, by the affirmative vote of stockholders holding a majority of all the votes entitled to be cast for the election of such director in an election of directors."



     2. To amend and replace Article III, Section 3 of the Bylaws in their entirety to provide as follows:

               "Section 3. Vacancies. Subject to the rights of the holders of
                           ---------
          any series of preferred stock then outstanding, any vacancy occurring in the Board of Directors for any cause other than by reason of removal from office or an increase in the number of directors may be filled by a majority of the remaining members of the Board of Directors, whether or not such majority is less than a quorum. Any vacancy occurring by reason of such removal from office or such an increase in the number of directors shall only be filled by vote of the stockholders at an annual or special meeting of such stockholders. A director elected by the Board of Directors as provided above to fill a vacancy shall be elected to hold office until the next annual meeting of stockholders or until a successor is elected and qualifies.

               At any annual meeting of stockholders, stockholders shall be entitled to elect directors to fill any vacancies in the Board of Directors that have arisen since the preceding annual meeting of stockholders and that have been filled by election of a new director by the Board of Directors as provided above, and any director so elected by the stockholders shall hold office for a term which coincides with the remaining term of the class to which such directorship was previously assigned, and until his successor shall be elected and shall qualify. In the event such vacancy arose due to removal from office or an increase in the number of directors, any director so elected to fill such vacancy by stockholders at an annual meeting, or at a special meeting at which stockholders are asked to vote upon the election of directors, shall hold office for a term which coincides with that of the class to which such directorship has been apportioned as heretofore provided, and until his successor shall be elected and shall qualify."

     3. To amend and replace the first two sentences of Article III, Section 2 of the Bylaws in their entirety to provide as follows:

               "The number of directors of the Corporation shall equal the sum of five plus the number of such directors, if any, that the holders of any series of preferred stock of the Corporation may have the right to elect voting separately as a class."

     4. To add a new Article II, Section 11 to the Bylaws to provide as follows:

               "Section 11.  Nominations of Director Candidates.  Nominations of
                             ----------------------------------
          candidates for election as directors of the Corporation at any meeting of stockholders called for election of directors may be made by the Board of Directors or by any stockholder entitled to vote at such meeting at any time prior to the time at which the first ballots are cast for the election of directors at such meeting."

     5. To remove all current directors of the Company and declare the office of each member of the Board of Directors vacant; and

     6. To vote upon the election of new directors of the Company to fill the vacancies created by the removal of the current directors at the Special Meeting and to fill any other vacancies then existing on the Board of Directors, each such nominee to hold office until the expiration of the term of the director such nominee has replaced and until such nominee's successor has been elected and shall have qualified.

II.  PROPOSAL RELATING TO CERTAIN AMENDMENTS OF THE BYLAWS

     7. To add a new third sentence to Article XXIV of the Bylaws to provide as follows:

          "The foregoing notwithstanding, the following provisions of these bylaws may only be altered or repealed by the vote of the Corporation's stockholders taken at an annual meeting, or at a special meeting if notice thereof be included in the notice of such special meeting: Article II, Section 11; Article III, Section 2; Article III,
          Section 3; Article III, Section 4; and this Article XXIV."


          The undersigned hereby request a meeting of the holders of the Common Stock and, if required under the Company's Articles of Incorporation, of the holders of the Preferred Stock, to consider and vote upon the foregoing. Pursuant to Section 2-502 of the Corporation Law and the Bylaws, we request that the secretary of the Company provide us with written notice of the place, date and time of the Special Meeting as promptly as practicable.